AM 3/24/2005



05041404

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL |
| --- |
| OMB Number: 3235-0123 |
| Expires: January 31, 2007 |
| Estimated average burden hours per response . . . 12.00 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
| --- |
| 8-38114 |

FACING PAGE
**Information Requested of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Tullett Liberty Brokerage Inc.**

| OFFICIAL USE ONLY |
| --- |
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do note use P.O. Box No.)

**80 Pine Street, 30th Floor**
(No. and street)

| **New York** | **NY** | **10005** |
| --- | --- | --- |
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

**John G. Kimberlin III** **212-208-3858**
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

**Deloitte & Touche LLP**
(Name – *if individual, state last, first, middle name*)

| **Two World Financial Center** | **New York** | **NY** | **10281** |
| --- | --- | --- | --- |
| (Address) | (City) | (State) | (Zip Code) |

PROCESSED
MAR 31 2005
THOMSON
FINANCIAL

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
| --- |
| |

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

TLH 3/25

AFFIRMATION

I, John G. Kimberlin III, affirm that, to the best of my knowledge and belief, the accompanying consolidated financial statements and supplemental schedules pertaining to Tullett Liberty Brokerage Inc. and Subsidiaries (the "Company"), for the year ended December 31, 2004 are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.



2/25/2005

Signature Date

Chief Financial Officer

Title

Subscribed and Sworn to before me
on this 25th day of February 2005



Notary Public

SEWKUMARI DEONARINE-HOSSAIN
Notary Public, State of New York
No. 01DE5024101
Qualified in Suffolk County
Commission Expires Feb. 22, 2006

**Deloitte.**

**Deloitte & Touche LLP**
Two World Financial Center
New York, NY 10281-1414
USA
Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

## INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
Tullett Liberty Brokerage Inc. and Subsidiaries:

We have audited the accompanying consolidated statement of financial condition of Tullett Liberty Brokerage Inc. and Subsidiaries, (the "Company") as of December 31, 2004, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated statement of financial condition presents fairly, in all material respects, the financial position of Tullett Liberty Brokerage Inc. and Subsidiaries at December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 25, 2005

# TULLETT LIBERTY BROKERAGE INC. AND SUBSIDIARIES

## CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
## DECEMBER 31, 2004

### ASSETS

| | |
|---|---|
| CASH | $ 6,165,300 |
| SHORT-TERM INVESTMENTS | 19,078,300 |
| SECURITIES PURCHASED UNDER AGREEMENTS TO RESELL | 2,047,400 |
| RECEIVABLES FROM BROKERS, DEALERS, FINANCIAL INSTITUTIONS AND CLEARING ORGANIZATIONS | 44,423,700 |
| RECEIVABLE FROM AFFILIATE | 2,764,700 |
| DUE FROM AFFILIATES | 14,924,400 |
| INVESTMENT IN AFFILIATES | 15,590,500 |
| INCOME TAXES RECEIVABLE | 1,221,500 |
| OTHER ASSETS | 608,000 |
| TOTAL | $ 106,823,800 |

### LIABILITIES, MINORITY INTEREST, AND STOCKHOLDER'S EQUITY

| | |
|---|---|
| LIABILITIES: | |
| Payables to brokers, dealers, financial institutions and clearing organizations | $ 44,676,800 |
| Accrued personnel costs | 4,165,100 |
| Accounts payable and accrued liabilities | 744,200 |
| Due to affiliates | 1,277,300 |
| Income taxes payable | 104,300 |
| Total liabilities | 50,967,700 |
| MINORITY INTEREST | 10,082,700 |
| STOCKHOLDER'S EQUITY | 45,773,400 |
| TOTAL | $ 106,823,800 |

See notes to consolidated statement of financial condition.

# TULLETT LIBERTY BROKERAGE INC. AND SUBSIDIARIES

## NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION AS OF YEAR ENDED DECEMBER 31, 2004

### 1. ORGANIZATION

Tullett Liberty Brokerage Inc. ("TLBI") and Subsidiaries (together, the "Company"), is a registered broker/dealer with the Securities and Exchange Commission ("SEC") and a member of the National Association of Securities Dealers, Inc. ("NASD").

TLBI holds a 60.32% ownership position in Tullett Liberty Brokerage Limited ("TLBL") which in turn holds a 12% ownership position in Tullett Liberty (Number 2) Limited ("TL2"). TL2 is a United Kingdom holding company which owns interests in several affiliated foreign broker/dealers.

TLBL holds a 28.98% ownership position in Collins Stewart Tullett France SAS ("CSTF").

The Company is engaged primarily as a broker of United States and foreign government securities, global debt, corporate fixed income securities and repurchase agreements from its offices in New York and Paris.

The Company is a wholly-owned subsidiary of Collins Stewart Tullett Holdings Inc. ("CSTHI") formerly known as Tullett Liberty Investment Corp. ("TLIC"), which is a 97.3% owned subsidiary of Tullett Liberty Limited ("Tullett"), which is a wholly-owned subsidiary of Collins Stewart Tullett plc ("CST").

### 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

*Estimates*—The preparation of the consolidated statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statement and accompanying notes. Actual results could differ from those estimates.

*Principles of Consolidation*—The consolidated statement of financial condition includes the accounts of Tullett Liberty Brokerage Inc. and its majority owned subsidiaries. All significant intercompany balances have been eliminated in consolidation.

*Securities Transactions*—Securities transactions are recorded on a trade date basis. Amounts receivable and payable for securities transactions that have not reached their contractual settlement dates are recorded net on the consolidated statement of financial condition and are included in receivables from and payables to brokers, dealers, financial institutions and clearing organizations.

*Cash*—Cash is held on deposit at two U.S. financial institutions.

*Fair Values of Financial Instruments*—The carrying amounts of financial instruments reported in the consolidated statement of financial condition approximate their fair values.

*Short-term Investments*—Short-term investments are recorded at cost plus accrued interest, which approximates fair value and are held at two U.S. Financial institutions. Such investments have varying maturity dates within one year.

***Securities Purchased Under Agreements to Resell***—Transactions involving securities purchased under agreements to resell ("reverse repurchase agreements"), principally government and agency securities, are carried at the amounts at which the securities subsequently will be resold as specified in the respective agreements; such amounts include accrued interest.

***Investment in Affiliates***—TLBL accounts for its investment in TL2 at cost plus the accretion of the discount to face value of the preference shares using the interest rate method. Such accretion is directly credited to Paid in Capital. The asset value is reduced when a decline in value is other than temporary. TLBL's ownership in TL2 is in the form of preference shares, with seventeen years remaining to maturity, have a face amount of approximately $23,038,800 (translated balance of £12,000,000 face value), and accumulate dividends annually. As of December 31, 2004, the carrying value related to such investment is approximately $13,837,900 (translated balance of £7,207600) and is recorded in investment in affiliates.

TLBI accounts for its investment in CSTF under the equity method. This investment is currently carried at $1,752,600 and is included in investment in affiliates.

***Income Taxes***—The Company is included in the consolidated U.S. Federal and combined state and local income tax returns of CSTHI. Amounts due to or receivable from CSTHI, with respect to current income taxes, are settled currently.

***Foreign Currency Translation***—All foreign denominated assets and liabilities are translated at current exchange rates. Gains and losses resulting from translation are reported separately as a component of stockholder's equity.

***New Accounting Pronouncements***—On December 16, 2004, the FASB issued Statement of Financial Accounting Standards ("SFAS") No. 123(R), *Share-Based Compensation*, a revision of SFAS 123, "Accounting for Stock-Based Compensation". The approach to accounting for share-based payments under SFAS 123 is substantially unchanged from that allowed under SFAS No. 123. SFAS 123(R) is effective for non-public entities in the first annual reporting period after December 15, 2005. Because the Company has already adopted SFAS No. 123, the impact of adopting the SFAS 123(R) is not expected to have a material effect on the consolidated financial position of the Company (see Note 3).

## 3. STOCK-BASED COMPENSATION

The Company adopted the fair value accounting provisions for stock-based compensation provided by SFAS No. 123.

At December 31, 2004, the Company participates in two stock option plans, the 2003 Share Option Plan ("SOP") and Tullett Liberty Equity Incentive Plan ("EIP") for eligible employees, sponsored by CST.

The SOP, started in early 2003, provides for the issuance to eligible employees of incentive and non-qualified stock options, which may expire 10 years from the date of grant, at a price not less than the fair market value on the date of the grant. The exercise of an option shall be made wholly or partly conditional upon the satisfaction of such conditions as the Board considers appropriate. The options awarded generally vest over a 3 year period.

The SOP, started in early 2003, provides for the issuance to eligible employees of incentive and non-qualified stock options, which may expire 10 years from the date of grant, at a price not less than the fair market value on the date of the grant. The exercise price of outstanding options at the beginning and end of year, grant-date and forfeiture was $6.23, $6.67, $7.97, and $8.03, respectively. The exercise of an option

shall be made wholly or partly conditional upon the satisfaction of such conditions as the Board considers appropriate. The options awarded generally vest over a 3-year period. The weighted-average grant-date fair value of options granted during the year, and forfeited in its entirety was $2.62.

The EIP, started in 2004, provides for the issuance to eligible employees of incentive and non-qualified stock options, which may expire 10 years from the date of grant, at no cost. The exercise of an option shall be made wholly or partly conditional upon the satisfaction of such conditions as the Board considers appropriate. The options awarded generally vest over a 3 year period. The weighted-average grant-date fair value of options granted during the year was $7.23.

The following schedule summarizes stock option activity for the year ended December 31, 2004:

| | Number of Stock Options for the SOP | Number of Stock Options for the EIP |
|---|---|---|
| Outstanding—December 31, 2003 | 100,000 | 0 |
| Granted | 200,000 | 1,226,200 |
| Forfeited/expired | (200,000) | (535,400) |
| Outstanding—December 31, 2004 | 100,000 | 690,800 |

The fair value of each option is estimated on the date of grant using a Black-Scholes options pricing model. The following assumptions were used in determining the estimated fair value:

| | SOP | EIP |
|---|---|---|
| Dividend yield | 2.00% | 2.00% |
| Risk-free interest rate | 3.75% | 3.75-4.50% |
| Volatility | 35.47% | 30.0-35.47% |
| Expected option term (years) | 6.00 | 6.00 |

## 4. SHORT-TERM INVESTMENTS

Short-term investments are comprised of the following:

| | |
|---|---|
| U.S. treasury bills | $ 9,917,400 |
| Money market funds | 9,160,900 |
| | $ 19,078,300 |

The U.S. treasury bills are held at one major U.S. financial institution and on deposit to meet the collateral requirements of the Company's two U.S. clearing organizations. Money market funds are held at one major U.S. financial institution.

## 5. RECEIVABLES FROM AND PAYABLES TO BROKERS, DEALERS, FINANCIAL INSTITUTIONS AND CLEARING ORGANIZATIONS

Amounts receivable from and payable to brokers, dealers, financial institutions and clearing organizations are comprised of the following:

| | Receivable | Payable |
|---|---|---|
| Commissions | $ 5,496,700 | $ - |
| Securities failed-to-deliver/receive | 38,427,000 | 40,456,700 |
| Clearing organizations | 500,000 | - |
| Other—including affiliates | - | 4,220,100 |
| | $ 44,423,700 | $ 44,676,800 |

## 6. INCOME TAXES

Income taxes receivable consists of deferred tax assets of $1,221,500. Deferred tax assets arise from temporary differences between financial statement and taxable income. These temporary differences include deferred compensation, stock options and the allowance for doubtful accounts. No valuation allowance has been established since, based upon available evidence, it appears more likely than not that the deferred tax assets will be realized.

The Company's share of accumulated undistributed earnings of its 60.32% owned foreign subsidiary, TLBL, amounted to approximately $5.1 million at December 31, 2004. No provision for U.S. federal and state income taxes has been provided thereon. Under "The American Jobs Creation Act of 2004" a special one-time dividends received deduction can be claimed on the repatriation of certain foreign earnings to a U.S. taxpayer (repatriation provision), provided certain criteria are met. The Company has not prepared any evaluation on the effects that the repatriation provision may have and therefore, cannot determine, at this time, the potential range of income tax effects of such repatriation. The evaluation is expected to be completed sometime in the 3rd quarter of 2005.

## 7. REGULATORY REQUIREMENTS

As a broker/dealer registered with the SEC and the NASD, the Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital equal to $250,000. At December 31, 2004, the Company had net capital of approximately $19,789,100, which was approximately $19,539,100 in excess of the minimum net capital requirements. The Company is exempt from the provisions of SEC Rule 15c3-3 relating to the maintenance of customer reserve accounts and the possession or control of customer securities pursuant to paragraph (k)(2)(i), since the Company does not hold funds or securities of customers.

Dividend payments and other equity withdrawals are subject to certain notification and other provisions of the net capital rules of the SEC.

## 8. EMPLOYEE BENEFIT PLANS

CSTHI maintains a Retirement and Savings Plan (the "Plan") pursuant to Section 401(k) of the Internal Revenue Code for its wholly-owned U.S. operations. The Plan, a defined contribution plan covering all employees over the age of 21, is funded by contributions of its employees.

## 9. COMMITMENTS AND CONTINGENCIES

The Company has been involved in a regulatory action concerning matters relating to its business conduct. Amounts are accrued for this matter in which management believes that it is both probable that a liability has been incurred and the amount of the liability can be reasonably estimated.

## 10. MARKET AND CREDIT RISKS

The Company's brokerage activities include execution and clearance of U.S. Government and mortgage-backed securities. Substantially all transactions are executed on a riskless principal basis, as defined by the NASD, for undisclosed principals and settle within the prescribed time frames established under industry practices for these securities. Additionally, the Company has a policy of reviewing, on an ongoing basis, the credit standing of its counterparties, which are primarily large financial institutions.

The Company may be exposed to off-balance-sheet credit risk from transactions which do not settle through the Government Securities Division ("GSD") or Mortgage Backed Securities Division ("MBSD") of the Fixed Income Clearing Corporation ("FICC"). The GSD and MBSD help minimize the Company's credit risk exposure to its counterparties by maintaining margin requirements and minimum credit standards for all members. The Company may be exposed to off-balance-sheet credit risk from unsettled transactions including fails to deliver/receive. In the event a counterparty is unable to fulfill its purchase or sale transaction, the Company may be then obligated to purchase or sell at market value which may result in a loss if the amount is different from the contract amount of the transaction. The contractual amount of both unsettled purchase and sale transactions with settlement dates subsequent to December 31, 2004 was approximately $135,164,167,100. Settlement of the Company's open securities purchase and sale transactions did not have a material effect on the Company's consolidated financial position.

## 11. STOCKHOLDER'S EQUITY

The Company is authorized to issue 100,000 shares of common stock, $0.01 par value per share, of which 1,000 shares were issued and outstanding at December 31, 2004.

At December 31, 2004, the paid in capital, retained earnings and cumulative foreign currency translation adjustment balances were $38,964,600, $7,372,400 and ($563,600), respectively. In August 2004, TLBI returned $11,000,000 in capital to CSTHI.

## 12. RELATED PARTY TRANSACTIONS

Due from affiliates includes receivables from Tullett Liberty (Securities) Limited ("TLSL") for $9,990,800. The receivable from TLSL has been subordinated to the claims of the general creditors of TLSL, and bears interest at 1% over the prime rate.

Due from affiliates also includes a receivable from CSTHI for $4,933,600. This receivable represents a bilateral interest-bearing loan with CSTHI, which is payable on demand, for allocated general and administrative expenses payable and income taxes payable pursuant to the informal tax sharing agreement with CSTHI (see Note 2), net of any cash payments. This net amount has been subordinated to claims of the general creditors of CSTHI and bears interest at 1% over the prime rate.

The subordination agreements are not considered equity for purposes of computing the net capital for brokers and dealers pursuant to subsection (d) of SEC Rule 15c3-1.

Due to affiliates includes payables to Tullett Liberty Limited, Tullett Liberty Securities Inc., Tullett Liberty (Canada) Ltd., and Tullett Liberty Inc. for $1,187,400, $7,700, $1,400, and $80,800, respectively. The payables represent non-interest bearing cash advances which are payable on demand.

The Company clears securities transactions on behalf of an affiliated company. As of December 31, 2004, the Company had a net payable to this affiliate totaling $3,578,200, which is reflected in 'Other' in payables to brokers, dealers, financial institutions, and clearing organizations in the accompanying consolidated statement of financial condition (see Note 5).

* * * * * *

**Deloitte.**

**Deloitte & Touche LLP**
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

February 25, 2005

Tullett Liberty Brokerage Inc.
80 Pine Street, 30th Floor
New York, New York 10005

In planning and performing our audit of the financial statements of Tullett Liberty Brokerage Inc., (the "Company") for the year ended December 31, 2004 (on which we issued our report dated February 25, 2005), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g): (1) in making the periodic computations of net capital under Rule 17a-3(a)(11); (2) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) for determining compliance with the exemptive provisions of Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation (including control activities for safeguarding securities) that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP